Technical Report Update on the Las Cristinas Project, Bolivar State, Venezuela Crystallex International Corporation	Page 263

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AUTHORS' CERTIFICATES

STEVEN RISTORCELLI, P. GEO.

I, Steven Ristorcelli, P. Geo., do hereby certify that I am currently employed as Principal Geologist by Mine Development Associates, Inc., 210 South Rock Blvd., Reno, Nevada 89502 and:

  I graduated with a Bachelor of Science degree in Geology from Colorado State University in 1977 and a Master of Science degree in Geology from the University of New Mexico in 1980. I have worked as a geologist for a total of 28 years since my graduation from undergraduate university.

  I am a Registered Professional Geologist in the states of California (#3964) and Wyoming (#153) and a Certified Professional Geologist (#10257) with the American Institute of Professional Geologists.

  I have read the definition of ''qualified person'' set out in National Instrument 43-101 (''NI 43-101'') and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a ''qualified person'' for the purposes of NI 43-101. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

  I am responsible or jointly responsible for the preparation of Sections 1 to 3, 5 to 15, 17.1 to 17.6, and 18, 20 and 21 of this report titled Technical Report Update on the Las Cristinas Project, Bolivar State, Venezuela for Crystallex International Corporation and dated November 7, 2007 (the ''Technical Report'') except those sections that apply to land title, environmental, reserves, metallurgy, processing, and production. I visited the site numerous times over the years and most recently the project January 15th to 17th, 2007.

  I have had prior involvement with the property and project having visited working on prior resource estimates.

  I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

  I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of November 2007.

''Steven Ristorcelli''

Steven Ristorcelli
Print Name of Qualified Person